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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)(1)

                           K-Tron International, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    482730108
                                    ---------
                                 (CUSIP Number)

                                 April 14, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

                             Joanne R. Soslow, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

      If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 6 pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 482730108          SCHEDULE 13D/A                          PAGE 2 OF 6

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1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Edward B. Cloues, II
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2             CHECK THE APPROPRIATE BOX IF A
              MEMBER OF A GROUP*                                (A)
                                                                (B)  X
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3             SEC USE ONLY
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4             SOURCE OF FUNDS                             OO
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(D) OR 2(E)                               _____
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6             CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America
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NUMBER OF     7   SOLE VOTING POWER            183,360 shares*
SHARES
BENEFIC-          *Includes 80,000 shares underlying options presently
IALLY             exercisable and 8,000 shares subject to a restricted stock
OWNED BY          grant, which restricted shares are subject to forfeiture
EACH              until April 14, 2008.
REPORTING     ------------------------------------------------------------------
PERSON WITH   8   SHARED VOTING POWER          60,220
              ------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER       183,360*

                  *Includes 80,000 shares underlying options presently
                  exercisable and 8,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until
                  April 14, 2008.
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER     60,220
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              243,580*
--------------------------------------------------------------------------------
              *Includes 80,000 shares underlying options and 8,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until April 14, 2008.
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   9.5%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 482730108          SCHEDULE 13D/A                          PAGE 3 OF 6

ITEM 1. SECURITY AND ISSUER.

      This statement relates to the common stock, $.01 par value (the "Common Stock"), of K-Tron International, Inc., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at Routes 55 & 553, Pitman, New Jersey 08071-0888.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is being filed by Edward B. Cloues, II (the "Filing Person").

      (b) The principal business address of the Filing Person is Routes 55 & 553, Pitman, New Jersey 08071-0888.

      (c) The present principal occupation of the Filing Person is Chairman of the Board and Chief Executive Officer of the Issuer.

      (d) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) The Filing Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Filing Person obtained the 8,000 shares of Common Stock described in
Item 5(a) pursuant to a restricted stock grant (the "Grant") on April 14, 2004 by the Issuer at a price of $21.53 per share.

ITEM 4. PURPOSE OF TRANSACTION.

      The Filing Person was Chairman of the Board and Chief Executive Officer of the Issuer prior to receipt of the restricted stock grant of Common Stock described in Item 5(c), and continues to serve in those capacities. Prior to the Grant, the Filing Person held 95,360 shares of Common Stock in his own name (as well as options to purchase 80,000 shares of Common Stock that are presently exercisable) and held indirect beneficial ownership in (i) 59,020 shares of Common Stock through the Asset Management Durable General Power of Attorney of Jan W. Beebe, dated June 28, 2001, and (ii) 1,200 shares of Common Stock through the Durable Power of Attorney of Alfred S. Cloues, Jr., dated May 22, 1995. Following the Grant, the Filing Person now holds 103,360 shares in his own name. The Filing Person may acquire additional securities of the Issuer directly or may, in the future, dispose of the securities he holds directly and indirectly. Except as set forth above, the Filing Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j) of this Item 4.
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CUSIP NO. 482730108          SCHEDULE 13D/A                          PAGE 4 OF 6

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Filing Person beneficially owns 243,580 shares of the Common Stock, including 80,000 shares underlying stock options presently exercisable, 8,000 shares subject to a restricted stock grant and 60,220 shares for which the Filing Person holds powers-of-attorney, which constitute 9.5% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D).

      (b) The Filing Person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 183,360 shares reported herein and shared power to vote or direct the vote and to dispose or direct the disposition of 60,220 shares reported herein. Power to vote and dispose of 59,020 shares is shared with Jan W. Beebe whose address is 777 North Post Oak Road, Suite 439, Houston, Texas 77024. Mrs. Beebe is retired and is a citizen of the United States. During the last five years, Mrs. Beebe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mrs. Beebe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Filing Person is not related to Mrs. Beebe. Power to vote and dispose of 1,200 shares is shared with Alfred S. Cloues, Jr., the Filing Person's father, whose address is Apt. C140, Langdon Place, 136 A Arch Street, Keene, New Hampshire 03431. Mr. Cloues is retired and is a citizen of the United States. During the last five years, Mr. Cloues has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Cloues has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (c) The Filing Person obtained the 8,000 shares of Common Stock described in Item 5(a) pursuant to a restricted stock grant (the "Grant") on April 14, 2004 by the Issuer at a price of $21.53 per share.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Filing Person has been appointed Attorney-in-Fact by Jan W. Beebe ("Beebe") pursuant to an Asset Management Durable General Power of Attorney
dated June 28, 2001 (the "Beebe Power-of-Attorney"). Under the Beebe Power-of-Attorney, the Filing Person is authorized to transact all of Beebe's business and manage all of Beebe's property and affairs, including: taking custody of Beebe's stocks; selling, surrendering or exchanging any such stocks; signing and delivering assignments or stock powers and other documents required for sale, assignment, surrender or exchange; purchasing stocks; providing instructions regarding the
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CUSIP NO. 482730108          SCHEDULE 13D/A                          PAGE 5 OF 6

registration of stock and the mailing of dividends; representing Beebe at shareholders' meetings and voting proxies on Beebe's behalf; and generally handling or managing Beebe's investments. Beebe shares the above powers with the Filing Person. Beebe currently holds 59,020 shares of Common Stock. As a result of the Beebe Power of Attorney, the Filing Person possesses indirect beneficial ownership of the 59,020 shares of Common Stock held by Beebe.

      The Filing Person has been appointed Attorney-in-Fact by Alfred S. Cloues, Jr. ("Cloues") pursuant to a Durable Power of Attorney dated May 22, 1995 (the "Cloues Power of Attorney"). Under the Cloues Power of Attorney, the Filing Person is authorized to deal generally in all respects without restriction in and with any property in which Cloues may have an interest and to exercise in all respects management of and control over such property. This would include representing Cloues at shareholders' meetings and voting proxies on Cloues' behalf. Cloues shares the above powers with the Filing Person. Cloues currently holds 1,200 shares of Common Stock. As a result of the Cloues Power of Attorney, the Filing Person possesses indirect beneficial ownership of the 1,200 shares of Common Stock held by Cloues.

      Unless earlier revoked, each Power of Attorney terminates at the death of the respective principal. The Filing Person will hold all of the powers granted under the Powers-of-Attorney until such termination or until a successor agent is appointed.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1 Asset Management Durable General Power of Attorney of Jan W. Beebe, dated June 28, 2001. (Incorporated by reference herein from the 13D filed on July 27, 2001.)

99.2  Durable Power of Attorney of Alfred S. Cloues, Jr., dated May 22, 1995.*

-------
*     Filed herewith.
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CUSIP NO. 482730108          SCHEDULE 13D/A                          PAGE 6 OF 6





                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          April 23, 2004
                                          ------------------------------
                                                      (Date)

                                          /s/ Edward B. Cloues, II
                                          ------------------------------
                                                   (Signature)

                                          Edward B. Cloues, II
                                          ------------------------------
                                                  (Name / Title)